Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THE TERMINATION OF THE JOINT VENTURE
WITH CLAL INSURANCE ENTERPRISES HOLDINGS LTD., REGARDING JOINT
ACTIVITY IN ROMANIA AND CERTAIN OTHER EASTERN EUROPE COUNTRIES

Tel Aviv, Israel, February 3, 2009, Elbit Imaging Ltd. (the “Company”) (NASDAQ: EMITF), announced that the joint venture agreement with Clal Insurance Enterprises Holdings Ltd. (“Clal”) dated June 30, 2008 (as amended), with respect to the establishment of a joint activity in the insurance business in certain Eastern Europe countries (the “JV Agreement”), has been terminated as a result of the non-occurrence of the closing of the transaction within the scheduled timeframe set out in the JV Agreement, which term has elapsed without obtaining the mandatory regulatory approvals that were required as a pre-condition to the consummation of the transaction, and after the lack of any agreement to extend the said term.

For more details on the JV Agreement please see the Company’s announcement made on June 30, 2008.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI’s activities are divided into the following principal fields: (i) initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe, and India; (ii) hotel ownership, primarily in major European cities, as well as operation, management and sale of hotels through EI’s subsidiary, Elscint Ltd.; (iii) investments in research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through EI’s subsidiary, InSightec Ltd.; and (iv) activities involving the distribution and marketing of women’s fashion and accessories through EI’s wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture capital investments.

Any forward-looking statements with respect to EI’s business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including, but not limited to, unexpected results of litigation proceedings, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotel business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to image guided treatment, economic conditions, as well as certain other risk factors that are detailed from time to time in EI’s filings with the Securities and Exchange Commission including, without limitation, EI’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 2, 2007.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Mor Dagan
Elbit Imaging Ltd.	Investor Relations
(972-3) 608-6000	Tel:+972-3-516-7620
syitzhaki@elbitimaging.com	mor@km-ir.co.il

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000 Fax: +972-3-608-6054